Filed pursuant to Rule 425 and deemed filed pursuant to Rule 14a-6
Filing Person: Corporate Property Associates 14 Incorporated
Subject Company: Corporate Property Associates 14 Incorporated
File Number: 000-25771
January 6, 2011
Dear CPA®:14 Stockholder,
We are writing to inform you that, in light of the proposed merger of Corporate Property Associates 14 Incorporated (CPA:14) into Corporate Property Associates 16 — Global Incorporated (CPA:16 — Global), a non-traded REIT also managed by W. P. Carey & Co. LLC, CPA:14 has decided to suspend permitted distribution reinvestments under its Dividend Reinvestment and Share Purchase Plan (DRIP), effective immediately.
As a result, all elections by investors to participate in the DRIP have been cancelled and investors will receive cash distributions instead of reinvesting them in additional CPA®:14 shares. The cash distribution will be issued to the custodian of record for investments held in IRAs or other custodial plans or, unless otherwise instructed, to the investor’s address of record for all other investments.
Investors seeking additional information should read the Form 8-K filed with the Securities and Exchange Commission on December 14, 2010, which can be found at www.cpa14.com or www.sec.gov.
We thank you for your understanding and look forward to communicating with you further as progress is made.
With best regards,
/s/ Susan C. Hyde
Susan C. Hyde
Managing Director
Additional Information About Proposed Merger:
     Corporate Property Associates 16 — Global Incorporated (“CPA®:16 — Global”) has filed with the Securities and Exchange Commission a preliminary registration statement on Form S-4 which includes proxy statements of Corporate Property Associates 14 Incorporated, (“CPA®:14”) and CPA®:16 — Global and a prospectus of CPA®:16 — Global. CPA®:14 stockholders, CPA®:16 — Global stockholders and other investors are urged to read the joint proxy statement/prospectus and other materials that are filed by CPA®:14, CPA®:16 — Global, Corporate Property Associates 17 — Global Incorporated (“CPA®:17 — Global”) and W. P. Carey & Co. LLC (“W. P. Carey”) with the SEC, when they become available. These documents contain important information with respect to the proposed merger and the other transactions contemplated by the merger agreement and should be read carefully and in their entirety. These documents are available for free at the SEC’s website at http://www.sec.gov. Certain of these documents are also available for free by accessing CPA®:14’s website at http://www.cpa14.com, CPA®:16 — Global’s website at http://www.cpa16.com, CPA®:17 — Global’s website at http://www.cpa17global.com or W. P. Carey’s website at http://www.wpcarey.com.

     CPA®:14, CPA®:16 — Global and W. P. Carey’s directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger, including any interest they have in the merger, are set forth in the joint proxy statement/prospectus filed with the SEC.
     This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.